NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

07025055

June 25, 2007

SEC MAIL RECEIVED PROCESSING
JUL 2 2007
WASH DC 160 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated June 25, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

for: Barb O'Neill

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JUNE 25, 2007**

News Release: **07-08** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

THE FIRST PHASE OF FIELDWORK IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its first phase of fieldwork at the Taylor Brook property is complete. The program was successful in expanding the known area of mineralization and identifying several targets for follow up exploration and/or drill testing.

A total of 18 days were spent on the property taking soil and rock samples, prospecting, mapping, and excavating 6 trenches. One hundred and seventy seven soil samples were taken on a grid surrounding the high grade Layden showing and over select airborne geophysical anomalies. Sixty rock samples have been taken from trenches, outcrops and boulders from throughout the property.

Three discrete nickel in soil anomalies have been identified. One is 200 meters long by about 50 meters wide and occurs immediately adjacent to the high grade Layden showing. The second anomaly occurs 100 meters west of the Layden showing and the third anomaly occurs 250 meters northwest of the Layden showing. All of the nickel in soil anomalies occur on or immediately adjacent to airborne geophysical conductors and are considered to be excellent exploration targets.

Trenching and mapping have expanded the favorable mafic to ultramafic host rocks near the high grade Layden showing over an area roughly 60 meters by 60 meters and the zone remains open to the north. A new zone containing disseminated and small semi-massive pods of sulfides has been discovered under shallow cover along the south edge of the mafic to ultramafic body. This sulfide-bearing zone is at least 50 meters long by 15 meters wide and remains open for expansion. Numerous grab and chip samples from trenches within the zone show the sulfides are anomalous in nickel and copper with values up to 0.15% nickel and 0.47% copper. Trenches in this new zone did not intersect massive sulfides such as those seen at the Layden showing, however, the trenches provide essential geological knowledge about the setting and orientation of both sulfide bearing-zones and the mafic to ultramafic host rocks. The covered area around the south margin of the mafic to ultramafic body is considered to have excellent exploration potential for nickel rich massive sulfide bodies.

Trench 1 near the southern end of a 600 meter by 100 meter airborne geophysical anomaly did not reach bedrock as the area is covered by thick glacial till. A mafic to ultramafic boulder with minor disseminated sulfides was found near the base of trench 1, possibly indicating that favorable host rocks could coincide with the airborne geophysical anomaly. This geophysical anomaly remains a high priority exploration target and will likely have to be tested by drilling. Favorable mafic to ultramafic host rocks have been discovered in 3 other areas on the property and all three areas correspond with Ni in soil anomalies. These zones occur in mainly covered areas and remain high priority targets for the next round of exploration. Trenching would be the logical next step of exploration in these areas.

Northern Abitibi is currently planning and permitting the next phase of exploration at Taylor Brook. This phase will likely include additional trenching, and possibly detailed ground geophysics around the south edge of the mafic to ultramafic body to target massive sulfide bodies such as the one exposed at the Layden showing. Drill pads will also be constructed in preparation for drill testing the Layden showing, coincident geophysical and nickel in soil anomalies, and various geological as well as geophysical targets. An update on the surface exploration program will be posted on Northern Abitibi's website shortly.

The Taylor Brook prospect is an option and joint venture agreement between Northern Abitibi and Altius Resources Inc. Taylor Brook occurs in a relatively unexplored region of western Newfoundland which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing. Eleven grab samples taken from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt. To date there has been no drilling on the property.

Soil and rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was conducted by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo. The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, President of the Company.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

JUNE 25, 2007

News Release: **07-08**

Trading Symbol: TSX Venture-NAI

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

THE FIRST PHASE OF FIELDWORK IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its first phase of fieldwork at the Taylor Brook property is complete. The program was successful in expanding the known area of mineralization and identifying several targets for follow up exploration and/or drill testing.

A total of 18 days were spent on the property taking soil and rock samples, prospecting, mapping, and excavating 6 trenches. One hundred and seventy seven soil samples were taken on a grid surrounding the high grade Layden showing and over select airborne geophysical anomalies. Sixty rock samples have been taken from trenches, outcrops and boulders from throughout the property.

Three discrete nickel in soil anomalies have been identified. One is 200 meters long by about 50 meters wide and occurs immediately adjacent to the high grade Layden showing. The second anomaly occurs 100 meters west of the Layden showing and the third anomaly occurs 250 meters northwest of the Layden showing. All of the nickel in soil anomalies occur on or immediately adjacent to airborne geophysical conductors and are considered to be excellent exploration targets.

Trenching and mapping have expanded the favorable mafic to ultramafic host rocks near the high grade Layden showing over an area roughly 60 meters by 60 meters and the zone remains open to the north. A new zone containing disseminated and small semi-massive pods of sulfides has been discovered under shallow cover along the south edge of the mafic to ultramafic body. This sulfide-bearing zone is at least 50 meters long by 15 meters wide and remains open for expansion. Numerous grab and chip samples from trenches within the zone show the sulfides are anomalous in nickel and copper with values up to 0.15% nickel and 0.47% copper. Trenches in this new zone did not intersect massive sulfides such as those seen at the Layden showing, however, the trenches provide essential geological knowledge about the setting and orientation of both sulfide bearing-zones and the mafic to ultramafic host rocks. The covered area around the south margin of the mafic to ultramafic body is considered to have excellent exploration potential for nickel rich massive sulfide bodies.

Trench 1 near the southern end of a 600 meter by 100 meter airborne geophysical anomaly did not reach bedrock as the area is covered by thick glacial till. A mafic to ultramafic boulder with minor disseminated sulfides was found near the base of trench 1, possibly indicating that favorable host rocks could coincide with the airborne geophysical anomaly. This geophysical anomaly remains a high priority exploration target and will likely have to be tested by drilling. Favorable mafic to ultramafic host rocks have been discovered in 3 other areas on the property and all three areas correspond with Ni in soil anomalies. These zones occur in mainly covered areas and remain high priority targets for the next round of exploration. Trenching would be the logical next step of exploration in these areas.

Northern Abitibi is currently planning and permitting the next phase of exploration at Taylor Brook. This phase will likely include additional trenching, and possibly detailed ground geophysics around the south edge of the mafic to ultramafic body to target massive sulfide bodies such as the one exposed at the Layden showing. Drill pads will also be constructed in preparation for drill testing the Layden showing, coincident geophysical and nickel in soil anomalies, and various geological as well as geophysical targets. An update on the surface exploration program will be posted on Northern Abitibi's website shortly.

The Taylor Brook prospect is an option and joint venture agreement between Northern Abitibi and Altius Resources Inc. Taylor Brook occurs in a relatively unexplored region of western Newfoundland which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing. Eleven grab samples taken from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt. To date there has been no drilling on the property.

Soil and rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was conducted by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo. The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, President of the Company.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JUNE 25, 2007**

News Release: **07-08** Trading Symbol: TSX Venture-NAI

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

THE FIRST PHASE OF FIELDWORK IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its first phase of fieldwork at the Taylor Brook property is complete. The program was successful in expanding the known area of mineralization and identifying several targets for follow up exploration and/or drill testing.

A total of 18 days were spent on the property taking soil and rock samples, prospecting, mapping, and excavating 6 trenches. One hundred and seventy seven soil samples were taken on a grid surrounding the high grade Layden showing and over select airborne geophysical anomalies. Sixty rock samples have been taken from trenches, outcrops and boulders from throughout the property.

Three discrete nickel in soil anomalies have been identified. One is 200 meters long by about 50 meters wide and occurs immediately adjacent to the high grade Layden showing. The second anomaly occurs 100 meters west of the Layden showing and the third anomaly occurs 250 meters northwest of the Layden showing. All of the nickel in soil anomalies occur on or immediately adjacent to airborne geophysical conductors and are considered to be excellent exploration targets.

Trenching and mapping have expanded the favorable mafic to ultramafic host rocks near the high grade Layden showing over an area roughly 60 meters by 60 meters and the zone remains open to the north. A new zone containing disseminated and small semi-massive pods of sulfides has been discovered under shallow cover along the south edge of the mafic to ultramafic body. This sulfide-bearing zone is at least 50 meters long by 15 meters wide and remains open for expansion. Numerous grab and chip samples from trenches within the zone show the sulfides are anomalous in nickel and copper with values up to 0.15% nickel and 0.47% copper. Trenches in this new zone did not intersect massive sulfides such as those seen at the Layden showing, however, the trenches provide essential geological knowledge about the setting and orientation of both sulfide bearing-zones and the mafic to ultramafic host rocks. The covered area around the south margin of the mafic to ultramafic body is considered to have excellent exploration potential for nickel rich massive sulfide bodies.

Trench 1 near the southern end of a 600 meter by 100 meter airborne geophysical anomaly did not reach bedrock as the area is covered by thick glacial till. A mafic to ultramafic boulder with minor disseminated sulfides was found near the base of trench 1, possibly indicating that favorable host rocks could coincide with the airborne geophysical anomaly. This geophysical anomaly remains a high priority exploration target and will likely have to be tested by drilling. Favorable mafic to ultramafic host rocks have been discovered in 3 other areas on the property and all three areas correspond with Ni in soil anomalies. These zones occur in mainly covered areas and remain high priority targets for the next round of exploration. Trenching would be the logical next step of exploration in these areas.

Northern Abitibi is currently planning and permitting the next phase of exploration at Taylor Brook. This phase will likely include additional trenching, and possibly detailed ground geophysics around the south edge of the mafic to ultramafic body to target massive sulfide bodies such as the one exposed at the Layden showing. Drill pads will also be constructed in preparation for drill testing the Layden showing, coincident geophysical and nickel in soil anomalies, and various geological as well as geophysical targets. An update on the surface exploration program will be posted on Northern Abitibi's website shortly.

The Taylor Brook prospect is an option and joint venture agreement between Northern Abitibi and Altius Resources Inc. Taylor Brook occurs in a relatively unexplored region of western Newfoundland which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing. Eleven grab samples taken from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt. To date there has been no drilling on the property.

Soil and rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was conducted by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo. The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, President of the Company.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

END